

Mail Stop 3561

May 8, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Manu Ohri
Chief Financial Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614

> **Re:** **Financial Media Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2007**
> **File No. 000-32923**

Dear Mr. Ohri:

We have reviewed your response dated April 25, 2008, and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the Fiscal Year Ended August 31, 2007

General

1. Please refile your response letter dated April 25, 2008. Your current response does
   not include the written acknowledgements requested at the end of our comment letter
   dated March 11, 2008. The statements to be included should acknowledge that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

   · staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

Consolidated Statement of Operations, page 25

2. In light of the significance of the amount of revenue received in the form of
   marketable securities, please show separately such amount on the face of your
   consolidated statement of operations. See paragraph 10 of EITF Issue No. 00-8.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29
3. We note your response and revised disclosure proposed in response to our previous
   comment 4. Please revise this disclosure to indicate when and how you determine
   that the qualifications for recognizing revenue under SAB 104 have occurred in
   relation to each revenue stream. Such disclosure should provide information, in
   detail, with respect to what constitutes "delivery" for each product, and how you
   determined the contractual price was collectible.

4. In your response to our previous comment 5, you stated that securities received for
   services are valued at their fair value, based on the quoted market price of such
   securities on the date of receipt. However, based on your response to our previous
   comment 11, it appears that you receive securities that are traded on Pink Sheets or
   the OTC Bulletin Board. These types of securities (often referred to as "microcap

stocks") tend to be low priced and trade in low volumes. Therefore, it is unclear whether or not the quoted market price for these types of securities represents the best measure of their fair value. Please tell us whether or not you have considered using any alternative measures of fair value, such as independent valuations. Also, tell us what consideration was given to the trading volume of the securities received when the number of shares you received was significantly higher than the average daily trading volume for such securities.

5.   Please provide us with a summary of the securities you have received in exchange for services during your fiscal years ended August 31, 2007 and 2006. According to your consolidated statements of cash flows, you recognized $5,958,082 and $6,129,172 of revenues for those fiscal years in connection with services rendered in exchange for marketable securities. In your response, include the amount of impairment, unrealized, and realized losses, as applicable, associated with these securities, indicating the date you received the securities and the date(s) you recognized any impairment with respect to such securities.

6.   Please explain to us the restrictions, if any, placed on the marketable securities you have received, and whether or not you have taken any discounts on the value of such securities based on these restrictions. If no restrictions exist, tell us why you have not immediately sold such securities upon receipt.

Basic and Diluted Net Loss Per Share, page 30

7.   Refer to our previous comment 6, which noted the required disclosure calls for the number of potential shares of common stock, not the number of warrants. In your response, you included a table summarizing the number of potential common shares excluded from the computation of diluted net loss per share. However, this table shows the number of "Warrants granted for financing" and it is unclear how many potential common shares would be issuable upon exercise of these warrants. Based on the summary of warrants provided in your response to our previous comment 16, you have several classes of warrants outstanding. According to the description of these warrants in Item 11 of your filing, each Class A1 and Class A2 Warrant entitles the holder to purchase 5,000 shares of Common Stock, and each Class C, Class D and Class E Warrant entitles the holder to purchase 15,000 shares of Common Stock. Please revise, as appropriate.

Note 3 – Marketable Securities, page 32

8.   Please expand your disclosure surrounding impairments of marketable securities in Note 3 to include the detail included in your response to our previous comment 13. In addition, please expand this explanation to specify the period of time over which a

consistent decline in value must be shown for a security to be considered impaired on an "other than temporary" basis.

9. Refer to our previous comment 12. Pursuant to paragraph 5(c) of FASB Staff Position FAS 115-1/124-1, the disclosure provisions set forth in paragraphs 21 and 22 of EITF 03-1 have not been superceded, and are still applicable. As such, please provide the required disclosures. Exhibit 03-1(C) provides an example of the tabular disclosure required in paragraph 21.

10. In the last paragraph of Note 3, you state that marketable securities holdings are valued according to the quoted price of the securities on the stock exchange. Please revise this disclosure to more fully describe the market for the types of securities you hold. In this regard, please note that (i) the OTC Bulletin Board is an electronic quotation system for many over-the-counter securities that are not listed on the NASDAQ Stock Market or a national securities exchange, and (ii) Pink Sheets LLC is not registered with the SEC as a stock exchange, nor does the SEC regulate its activities.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief